UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                           CORVAS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   221005 10 1
                                 (CUSIP Number)

                                   HOPE FLACK
                                BVF PARTNERS L.P.
                       227 WEST MONROE STREET, SUITE 4800
                             CHICAGO, ILLINOIS 60606
                                 (312) 263-7777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 8, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (CONTINUED ON FOLLOWING PAGE(S))

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING
        PERSONS:                                BIOTECHNOLOGY VALUE FUND, L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   N/A
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES   7   SOLE VOTING POWER        0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON   8   SHARED VOTING POWER      1,248,855 (SEE ITEMS 2, 5 AND 6)
      WITH

                   9   SOLE DISPOSITIVE POWER   0


                  10   SHARED DISPOSITIVE
                       POWER                    1,248,855 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   1,248,855 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                               4.5%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING
        PERSONS:                                           INVESTMENT 10, L.L.C.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   N/A
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            ILLINOIS
--------------------------------------------------------------------------------

NUMBER OF SHARES   7   SOLE VOTING POWER        0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON   8   SHARED VOTING POWER      89,536 (SEE ITEMS 2, 5 AND 6)
      WITH

                   9   SOLE DISPOSITIVE POWER   0


                  10   SHARED DISPOSITIVE
                       POWER                    89,536 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   89,536 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                               0.3%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BIOTECHNOLOGY VALUE FUND II, L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   N/A
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER         658,711 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                       658,711 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                     658,711 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                               2.4%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BVF INVESTMENTS, L.L.C.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   N/A
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER       1,283,627 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                     1,283,627 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   1,283,627 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                               4.7%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BVF PARTNERS L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   N/A
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER       3,280,729 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                     3,280,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   3,280,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                              11.9%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BVF INC.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   N/A
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER       3,280,729 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                     3,280,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   3,280,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                              11.9%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       IA, CO
--------------------------------------------------------------------------------

ITEM 2.   IDENTITY AND BACKGROUND
-------   -----------------------

       This Amendment No. 4, dated July 10, 2003, to a Schedule 13D ("Schedule 13D") filed by Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and, together with Mark N. Lampert, an individual ("Mr. Lampert"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Corvas International, Inc., a Delaware corporation ( "Corvas"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). BVF, BVF2, Investments, ILL10, Partners, BVF Inc. and Mr. Lampert are collectively referred to herein as the "Reporting Persons."

      This Amendment No. 4 is filed in connection with the sale of 2,184,000 shares of Common Stock of Corvas by the Reporting Persons on the basis described herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   ------------------------------------

          Items 5(a), (b) and (c) are hereby amended in their entirety to read as follows:

      (a) BVF beneficially owns 1,248,855 shares of the Common Stock, BVF2 beneficially owns 658,711 shares of the Common Stock, Investments beneficially owns 1,283,627 shares of the Common Stock and each of Partners and BVF Inc. beneficially owns 3,280,729 shares of the Common Stock, representing approximately 4.5%, 2.4%, 4.7% and 11.9%, respectively, of the aggregate number of shares of Common Stock outstanding, as of July 9, 2003.

       (b) Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Common Stock each such entity may be deemed to beneficially own for purposes of Rule 13d-3 under the Exchange Act. Partners, as the general partner of BVF and BVF2 and the manager of Investments, and BVF Inc., as the general partner of Partners, share voting and dispositive power over the 3,280,729 shares of the Common Stock they may be deemed to beneficially own for purposes of Rule 13d-3. The foregoing share amount (3,280,729) includes, in addition to the shares held by BVF, BVF2 and Investments, shares held by ILL10, a managed account, on whose behalf Partners, as investment advisor, has voting and dispositive power over the shares held by ILL10. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

      Mr. Lampert is the sole shareholder, sole director and an officer of BVF Inc. In such capacity, Mr. Lampert has no voting or investment power over the shares of Common Stock covered by this Statement; however, his ownership and control of BVF Inc. provide him with the indirect power to vote and to direct the vote, and the indirect power to dispose or to direct the disposition, of the shares of Common Stock of Corvas covered by this Statement.

      (c) During the last 60 days, BVF Partners L.P. has engaged in the following transactions:

--------------------------------------------------------------------------------
SELLER       TRANSACTION        QUANTITY        TRADE DATE       PRICE
--------------------------------------------------------------------------------
BVF             Sale            600,000         7/08/03         $2.9050
--------------------------------------------------------------------------------
BVF2            Sale            340,000         7/08/03         $2.9050
--------------------------------------------------------------------------------
Investments     Sale            920,000         7/08/03         $2.9050
--------------------------------------------------------------------------------
ILL10           Sale            140,000         7/08/03         $2.9050
--------------------------------------------------------------------------------
BVF             Sale            2,000           7/09/03         $2.9500
--------------------------------------------------------------------------------
BVF             Sale            54,000          7/09/03         $2.9016
--------------------------------------------------------------------------------
BVF2            Sale            1,000           7/09/03         $2.9500
--------------------------------------------------------------------------------
BVF2            Sale            30,000          7/09/03         $2.9016
--------------------------------------------------------------------------------
Investments     Sale            2,000           7/09/03         $2.9500
--------------------------------------------------------------------------------
Investments     Sale            82,000          7/09/03         $2.9016
--------------------------------------------------------------------------------
ILL10           Sale            13,000          7/09/03         $2.9016
--------------------------------------------------------------------------------



ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------    -------------------------------------------------------------

          Item 6 is hereby supplementally amended as follows:

          On July 8, 2003, BVF Partners L.P. sold 2,000,000 shares of common stock of Corvas International Inc. through Jones & Associates, Inc. to the following buyers of record: Millenco LP, Gardner Lewis Asset Management, Ramius Capital Group LLC, CIBC World Markets Corp., HBV LLC, DS Capital Management LLC, Mars Asset Management, Loeb Partners, Ronin Capital LLC, Glazer Capital Management LP, Barclays Global Investors, Alpine Associates, Bear Stearns Arbitrage, and Longfellow Investment Management Co. Pursuant to a letter dated July 9, 2003, to Jones & Associates, Inc., BVF Partners L.P. has agreed to transfer the voting rights for all of the shares to the above-listed buyers of record. A copy of said letter is attached as Exhibit 1 and is incorporated herein by reference.

          Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Common Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management. Pursuant to an investment advisory agreement with Investments, Partners is authorized, among other things, to invest Investment's funds in shares of the Common Stock and to vote, exercise or convert and dispose of such shares and is entitled to allocations based on assets under management. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Common Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. Partners and BVF Inc. hereby disclaim any beneficial ownership in any shares of Common Stock held by ILL10 and included in this Statement. BVF Inc. is the general partner of Partners and may be deemed to beneficially own securities over which Partners exercises voting and dispositive power. BVF Inc. holds securities for the benefit of third parties, or in customer or fiduciary accounts, in the ordinary course of business without the purpose or effect of engaging in any arrangement subject to Rule 13d-3(b) promulgated under the Exchange Act.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
-------   ----------------------------------

          Exhibit 1 - Letter dated July 9, 2003, from BVF Partners L.P. to Jones & Associates, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  July 10, 2003
                                    BIOTECHNOLOGY VALUE FUND, L.P.
                                    By:   BVF Partners L.P., its general partner
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    BIOTECHNOLOGY VALUE FUND II, L.P.
                                    By:   BVF Partners L.P., its general partner
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    BVF INVESTMENTS, L.L.C.
                                    By:   BVF Partners L.P., its manager
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    INVESTMENT 10, L.L.C.
                                    By:  BVF Partners L.P., its attorney-in-fact
                                    By:  BVF Inc., its general partner

                                         By:   /s/ Mark N. Lampert
                                               ------------------------
                                               Mark N. Lampert
                                               President


                                    BVF PARTNERS L.P.
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    BVF INC.

                                    By:   /s/ Mark N. Lampert
                                          --------------------------------
                                          Mark N. Lampert
                                          President

                                  EXHIBIT INDEX


      EXHIBIT                     EXHIBIT NAME                     PAGE NO.
      -------                     ------------                     --------
         1            Letter, dated July 9, 2003, from BVF           13
                      Partners L.P. to Jones & Associates, Inc.

                                    EXHIBIT 1
                                    ---------


Letter, dated July 9, 2003, from BVF Partners L.P. to Jones & Associates, Inc.

                                    EXHIBIT 1



                               BVF PARTNERS L. P.
                        227 W. MONROE STREET, SUITE 4800
                             CHICAGO, ILLINOIS 60606



                                  July 9, 2003


VIA FACSIMILE
-------------

Mr. Stanley Eramia
Jones & Associates, Inc.
32133 West Lindero Canyon Road
Suite 208
Westlake Village, California  91361-4226

     Re:  CORVAS INTERNATIONAL, INC.

Dear Mr. Eramia:

     This letter is written in connection with the sale of 2,000,000 shares of common stock (the "Stock") of Corvas International, Inc. by entities affiliated with BVF Partners L.P. through Jones & Associates, Inc. on July 8, 2003. You have advised us that the parties listed on Exhibit A hereto are the buyers of record of the Stock. We have agreed to transfer the voting rights for all of the Stock to the buyers of record, for the respective number of shares set forth next to their names in Exhibit A.

     Thank you.

Sincerely,

BVF PARTNERS L.P.

By:  BVF Inc., its General Partner



     By: /s/ Mark N. Lampert
        -------------------------
         Mark N. Lampert,
         President

                                    EXHIBIT A


Millenco LP                                             216,900 shares

Gardner Lewis Asset Management                          10,000 shares

Ramius Capital Group LLC                                60,000 shares

CIBC World Markets Corp.                                200,000 shares

HBV LLC                                                 206,800 shares

DS Capital Management LLC                               196,900 shares

Mars Asset Management                                   10,000 shares

Loeb Partners                                           35,000 shares

Ronin Capital LLC                                       10,000 shares

Glazer Capital Management LP                            216,800 shares

Barclays Global Investors                               204,000 shares

Alpine Associates                                       200,000 shares

Bear Stearns Arbitrage                                  216,800 shares

Longfellow Investment Management Co.                    216,800 shares